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             SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549




                          FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES     EXCHANGE  ACT OF 1934 FOR THE FISCAL YEAR
ENDED DECEMBER 31, 1997.

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE      ACT OF 1934.


     Commission File Number 1-4721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               SPRINT RETIREMENT SAVINGS PLAN
                FOR BARGAINING UNIT EMPLOYEES

B.   Name of issuer of the securities held pursuant to the
plan and the address of its principal   executive office:

                     SPRINT CORPORATION
                    POST OFFICE BOX 11315
                 KANSAS CITY, MISSOURI 64112








                 TOTAL NUMBER OF PAGES   28
                EXHIBIT INDEX AT PAGE     27


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                    REQUIRED INFORMATION


1.   Opinion of Ernst & Young LLP.

2.   Audited Statements of Net Assets Available for Benefits
With Fund Information as of December 31, 1997 and 1996.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years
Ended December 31, 1997, 1996, and 1995.

4.   Notes to Financial Statements.

5.   Supplemental Schedules:
     -Investments as of December 31, 1997.
     -Reportable Transactions For the Year Ended December
31, 1997.

6.   Consent of Ernst & Young LLP (Exhibit 23).

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FINANCIAL STATEMENTS FILED IN PAPER PURSUANT TO RULE 311 OF REGULATION
S-T UNDER COVER OF FORM SE

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                         SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Sprint Retirement Savings
                              Plan
                              For Bargaining Unit Employees

Date:   June 26, 1998         By:
                                 /s/ JEANNINE STRANDJORD
                              Jeannine Strandjord
                              Investment Trusts Committee Member


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                        EXHIBIT INDEX


Exhibit Number                               	Page

23             Consent of Ernst & Young LLP       28



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